Exhibit 12.1
STATEMENT OF THE COMPUTATION OF THE
RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months
	Year Ended					Ended
	December 31,					September 30,
	2004	2005	2006	2007	2008	2009
EARNINGS BEFORE FIXED CHARGES	110,064	131,183	156,446	34,491	(99,411)	(32,826)

Fixed Charges:
Interest Expense	24,458	47,227	28,717	27,727	25,664	19,572
Capitalized Interest	—	—	—	—	—	—
Interest Component of Operating Leases	10,123	11,960	13,147	13,702	13,178	8,363

FIXED CHARGES	34,581	59,187	41,864	41,429	38,842	27,935

Ratio of Earnings to Fixed Charges	3.18	2.22	3.74	—	—	—